

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 21, 2014

Via E-mail
Timothy M. Adams
Executive Vice President and
Chief Financial Officer
Demandware, Inc.
5 Wall Street
Burlington, MA 01803

> Re: **Demandware, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed March 3, 2014**
> **File No. 001-35450**

Dear Mr. Adams:

We have reviewed your letter dated September 19, 2014 in connection with the above-referenced filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated September 8, 2014.

Form 10-K for the Fiscal Year Ended December 31, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Metrics, page 43

1.   We note your response to prior comment 4. Although we understand that the backlog amount does not include overage fees as these amounts are not firm, the disclosure of backlog and the amount of backlog not reasonably expected to be filled within the current fiscal year is a requirement per Item 101(C)(1)(viii) of Regulation S-K. Please confirm that in future filings you will provide this required disclosure.

Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 70

2.   We have reviewed your response to prior comment 5 and it remains unclear to us how you concluded that implementation services do not have value to the customer on a standalone basis. In this regard, we note that your response indicates that implementation services are sold separately by third party vendors, which appears to meet the criteria for separation of these services under ASC 605-25-25-5(a). We would also note that the fact that third party vendors sell such services provides evidence that the services represent the culmination of a separate earnings process. Please explain in further detail why you believe that the implementation services do not do not have value to the customer on a standalone basis.

        You may contact David Edgar, Staff Accountant, at (202) 551-3459, or Christine Davis, Assistant Chief Accountant, at (202) 551-3408, if you have questions regarding comments on the financial statements and related matters. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

                                            Sincerely,

                                            /s/ Patrick Gilmore

                                            Patrick Gilmore
                                            Accounting Branch Chief